June 29, 2006

Via Edgar

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Pursuant to Rule 83, this letter omits confidential information included in the unredacted version of this letter sent by hand to the Securities and Exchange Commission, Division of Corporate Finance.

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Securities and Exchange Commission Division of Corporate Finance One Station Place 100 F Street, NE Washington, D.C. 20549-4561 Attention: Kathleen Collins

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Aspen Technology, Inc.
Ten Canal Park
Cambridge, MA 42141
Attention: Frederic G. Hammond, Esq.
Senior Vice President and General Counsel
(617) 949-1000

Re:	Aspen Technology, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Forms 10-Q for Fiscal Quarter Ended September 30, 2005 and December 31, 2005

Ladies and Gentlemen:

Set forth below please find the responses of Aspen Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter, dated June 8, 2006, from Kathleen Collins, Accounting Branch Chief of the SEC, to Mark Fusco, President and Chief Executive Officer of the Company, with respect to the Forms 10-K and 10-Q referenced above.

For convenient reference, the Company has set forth below in italics each of the Staff’s comments set forth in the comment letter and has keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter.

Ms. Kathleen Collins
June 29, 2006

Form 10-K for the Year Ended June 30, 2005

Management Report on Internal Control over Financial Reporting, page M-1

1.               Please refer to comment 1 in our letter dated April 14, 2006. We have reviewed your response and note your quantitative and qualitative analysis of the adjustments by quarter for fiscal years 2003, 2004 and 2005. Based on this analysis we note that you believe that these misstatements did not require the restatement of each quarter due to the quantitative and qualitative considerations included in your response. However, for the first three quarters of fiscal year 2004, the misstatement appears to be quantifiably significant. Tell us how you considered including these adjustments in your quarterly financial information presented on page 47 of your 10-K, by showing the previously reported information and the restated information with a detailed explanation for the restatement. Please advise.

Rule 83 Confidential Treatment Request by Aspen Technology, Inc. Request 01

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2.            Additionally, tell us why you did not make these adjustments during the periods affected, particularly during the restatement period for fiscal year 2004.

Rule 83 Confidential Treatment Request by Aspen Technology, Inc. Request 02

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Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 8 — Commitments and Contingencies

3.            We note that the Company settled its class action lawsuit and paid $5.6 million into a settlement fund. Tell us how much of the settlement was paid by the Company and how much was paid by your insurance company. Tell us how you accounted for the Company’s portion of this expense.

The Company and its insurance company paid $1.9 million and $3.7 million into the settlement fund, respectively. The Company accrued its $1.9 million portion of the settlement in September 2005, when the contingency was determined to be both probable of occurring and reasonably estimable. The Company intends to clarify this disclosure of the settlement funding in its forthcoming Form 10-K for the year ending June 30, 2006 to indicate how much of the settlement was paid by the Company as follows:

     “Pursuant to the terms of the settlement, the Company paid $1.9 million and its insurance carrier paid $3.7 million into a settlement fund for a total of $5.6 million. The Company’s $1.9 million payment was recorded in general and administrative expenses in the quarter ended September 30 2005. All costs of preparing and distributing notices to members of the Class and administration of the settlement, together with all fees and expenses awarded to plaintiffs’ counsel and certain other expenses, will be paid out of the settlement fund, which will be maintained by an escrow agent under the Court’s supervision.”

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Ms. Kathleen Collins
June 29, 2006

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings with the SEC, including the Forms 10-K and 10-Q to which the above comments and responses relate;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned (617-949-1504) with any questions regarding this response letter.

Very truly yours,

/s/ Mark Fusco

Mark Fusco
President and Chief Executive Officer
Aspen Technology, Inc.